================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                AMENDMENT NO. 21

                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                                       OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                         HEALTHDYNE TECHNOLOGIES, INC.
                           (Name of Subject Company)
                         HEALTHDYNE TECHNOLOGIES, INC.
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)

                         (Title of Class of Securities)

                                   422206102

                     (CUSIP Number of Class of Securities)

                             ---------------------

                             LESLIE R. JONES, ESQ.
                 VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                         HEALTHDYNE TECHNOLOGIES, INC.
                             1255 KENNESTONE CIRCLE
                            MARIETTA, GEORGIA 30066
                                 (770) 499-1212

                 (Name, address and telephone number of person
                authorized to receive notice and communications
                 on behalf of the person filing the statement)

                             ---------------------

                                    COPY TO:

                              BLAINE V. FOGG, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000

================================================================================

     This Amendment No. 21 amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on January 31, 1997 (as amended, the "Schedule 14D-9") by Healthdyne Technologies, Inc., a Georgia corporation ("Healthdyne"), relating to the proposed tender offer by I.H.H. Corporation, a Delaware corporation ("IHH") and a wholly owned subsidiary of Invacare Corporation, an Ohio corporation ("Invacare"), to purchase for cash all outstanding shares of Common Stock, par value $.01 per share, of Healthdyne.

         ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following information:




        On July 18, 1997, Healthdyne filed its Memorandum of Law in Response to Invacare's Motion for Clarification, or in the alternative, for a Limited Stay with the District Court, a copy of which is attached hereto as Exhibit 66. Healthdyne also filed with its motion the affidavit of Thomas Ball of Morrow and Company, Healthdyne's proxy solicitor, a copy of which is attached hereto as Exhibit 67.

        On July 22, 1997, Healthdyne issued a press release regarding the report issued by Institutional Shareholder Services, Inc. on July 22, 1997 with respect to the matters coming before a vote at Healthdyne's Annual Meeting. A copy of the press release is attached hereto as Exhibit 68.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.


  EXHIBIT
   NUMBER                                   DESCRIPTION
  -------                                   -----------
  EXHIBIT 66 --     Healthdyne's Memorandum of Law in Response to Invacare's
                    Motion for Clarification, or in the alternative, for a Limited Stay, filed July 18, 1997

  EXHIBIT 67 --     Affidavit of Thomas Ball, filed July 18, 1997.


  EXHIBIT 68 --     Press Release issued by Healthdyne on July 22, 1997.


--------------

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          HEALTHDYNE TECHNOLOGIES, INC.

                                          By:      /s/ Leslie R. Jones
                                            ------------------------------------
                                            Name: Leslie R. Jones
                                            Title: Vice President, General
                                            Counsel and Secretary




Dated: July 22, 1997

                                                                EXHIBIT 66

                      IN THE UNITED STATES DISTRICT COURT
                      FOR THE NORTHERN DISTRICT OF GEORGIA
                                ATLANTA DIVISION


INVACARE CORPORATION and                     :
I.H.H. CORP.,                                :
                                             :
                          Plaintiffs,        :
                                             :
                 vs.                         :             CIVIL ACTION NO.
                                             :             1:97-CV-0205-CC
HEALTHDYNE TECHNOLOGIES, INC.                :
CRAIG B. REYNOLDS,                           :
J. TERRY DEWBERRY,                           :
ALEXANDER H. LORCH,                          :
J. LELAND STRANGE,                           :
JAMES J. WELLMAN, and                        :
J. PAUL YOKUBINAS,                           :
                                             :
                          Defendants.        :


                 HEALTHDYNE'S MEMORANDUM OF LAW IN RESPONSE TO
                      INVACARE'S MOTION FOR CLARIFICATION,
                   OR IN THE ALTERNATIVE, FOR A LIMITED STAY

                 Healthdyne hereby responds to Invacare's motion for clarification or in the alternative, for a limited stay pending appeal.

                 This Court has ruled that Invacare's Bylaw Proposal (which, if adopted by the shareholders, would order the Healthdyne Board to remove the continuing directors feature from Healthdyne's shareholders rights plan prior to the election of directors) is invalid under Georgia law. (July 3 Order at
11) An illegal shareholder proposal should not be presented to the shareholders. Cf. 17 C.F.R. 240.14a-8(c)(1).(1)
                 Because Invacare's Bylaw Proposal violates Georgia law, Healthdyne will not tabulate the votes on that proposal. However, because Invacare has appealed the July 3 Order, the independent inspectors of the annual meeting will retain the proxy cards so that the votes can be tabulated in the unlikely event of a reversal on appeal.

                 In response, Invacare filed its motion for clarification. Invacare's motion is actually a request for a prelim-


-----------------------------------

(1) Federal proxy Rule 14a-8 governs whether a corporation subject to the securities laws must include a shareholder proposal in its proxy statement or form of proxy. Rule 14a-8(c) provides:

                 The registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy under any of the following circumstances:

                          (1) If the proposal is, under the laws of the
                 registrant's domicile, not a proper subject for action by security holders.

                 Note: Whether a proposal is a proper subject for action by security holders will depend on the applicable state law. Under certain states' laws, a proposal that mandates certain action by the registrant's board of directors may not be a proper subject matter for shareholder action, while a proposal recommending or requesting such action of the board may be proper under such state laws.

inary mandatory injunction requiring Healthdyne's inspectors to count the votes on the illegal bylaw proposal. A preliminary mandatory injunction "should not be granted except in rare instances in which the facts and law are clearly in favor of the moving party." Exhibitors Poster Exch., Inc. v. National Screen Serv. Corp., 441 F.2d 560, 561 (5th Cir. 1971), (quotation omitted), accord Harris v. Wilters, 596 F.2d 678, 680 (5th Cir. 1979). Invacare has not established a right to such extraordinary relief on the merits. In any event, there is not even a possibility of irreparable harm since Healthdyne will save the proxies to be counted if that ever becomes necessary.

                 Invacare attempts to sidestep the illegality of its Bylaw Proposal by stating that the Bylaw Proposal, if adopted, will either be legally binding or merely be advisory, depending upon whether the Eleventh Circuit reverses this Court's July 3 Order. Invacare's "either or" proposal will confuse Healthdyne's shareholders. The Bylaw Proposal, as written, is not an advisory proposal. The language of the Bylaw Proposal is explicitly mandatory. It provides:

         the incumbent Board of Directors will be in violation of the Bylaws if such Board, including any requisite group of "continuing directors," fails to immediately take all necessary action (prior to the consideration of the election of directors at the Annual Meeting) to amend any shareholder rights plan of the Company to remove all such limitations.

(Healthdyne Counterclaim, submitted April 14, 1997, Ex. A at 4) If the shareholders vote on the Bylaw Proposal as it presently appears on both parties' proxy cards, there is no way of determining whether the shareholders intend to vote for an illegal mandatory bylaw or merely an advisory resolution. (Thomas Ball Affidavit dated July 17, 1997 (hereafter Ball Aff.") Paragraph 2 filed concurrently herewith).

                 That distinction is not meaningless.   A non-binding proposal
has a very different purpose and effect from a mandatory proposal. For example, a non-binding resolution would allow the Board to consider the wishes of a majority of the shares as a factor in its decision making, but the Board's final decision would be based on the directors' sound business judgment. A shareholder may favor an advisory proposal that allows the shareholder to express its point of view but does not infringe on the authority of the Board, which has superior knowledge and experience in running the Company. (Ball Aff. Paragraph 3) In fact, many institutional investors, who own a majority of Healthdyne's shares, have different voting policies for advisory proposals as opposed to mandatory proposals. (Id.) Invacare's implicit assumption that the vote on an advisory proposal will always be identical to the vote on a mandatory proposal is simply wrong.

                 Rule 14a-8 of the federal proxy rules (which Invacare relies upon) allows advisory shareholder proposals, but the proposal must be expressly drafted as a recommendation. See PLM International, Inc. 1997 SEC No-Act LEXIS 575 (SEC Reply, Mar. 14, 1997)(invalid mandatory proposal may be submitted if the proposal is revised to be a recommendation or a request)(Ex. A attached hereto); In re Harnischfeger Corp., 1981 SEC No-Act LEXIS 4479 (SEC Reply, Dec. 15, 1981)(defective mandatory proposal may be cured if "the form of the proposals were changed to a recommendation or request") (Ex. B attached hereto) Thus, Invacare should not be allowed to present the Proposed Bylaw, which is explicitly mandatory, as an advisory proposal.(2) Invacare's attempt to use its mandatory proposal as, in the alternative, an advisory proposal will confuse the shareholders. (Ball Aff. Paragraphs 2-5)(3)


--------------------------

(2) Invacare has intentionally ignored the option of revising the terms of its proposal to make it an advisory proposal.

(3) In M. Robert Thornton's July 17 letter to the Court, Invacare argues that the Investor Responsibility Research Center is not confused by Invacare's new "either or" position on its Bylaw Proposal. However, the excerpts of the IRRC digest attached to the July 17 letter do not even mention whether the proposal is advisory or mandatory . If IRRC, which is a professional proxy fight consultant, has missed this important issue, then Healthdyne's unsophisticated shareholders are certainly going to be confused.

                 Invacare should not be allowed to present its illegal Bylaw Proposal at the annual meeting by purporting to change it into an advisory proposal. As found by this Court, Invacare's Bylaw Proposal is an illegal shareholder bylaw proposal that infringes on the exclusive authority of the Healthdyne Board. (July 3 Order at 11) Healthdyne should not be ordered to present an illegal Bylaw Proposal to the shareholders. However, because Invacare has appealed this Court's July 3 Order, Healthdyne agrees that the independent inspectors of election should retain the proxy cards so that the votes on the Bylaw Proposal may be counted in the unlikely event that Invacare succeeds on appeal.(4) The mandatory Bylaw Proposal will not be considered alternatively as an advisory proposal. This outcome is superior to Invacare's "either or" proposal. It prevents any irreparable harm to Invacare because it preserves Invacare's right to raise the legality of its Bylaw Proposal on appeal; yet it also avoids confusing the shareholders about the purpose and effect of the Bylaw Proposal.





----------------------------------

(4) Healthdyne took this position in its July 11, 1997 letter to shareholders. The letter provides: "so long as the court's Order is in effect, Healthdyne Technologies will not tabulate or count any votes received on Proposal Three." (July 11 Letter, Inv. Brief Tab B)

                 Invacare's response to this reasonable proposal is that it "depart[s] from the requirements of Georgia law regarding voting procedures." (July 17 letter of M. Robert Thornton to the Court) No law requires Healthdyne to allow Invacare to present an illegal proposal at the annual meeting. Invacare cites only O.C.G.A. Section 14-2-729.1 to support that assertion.
Section 14-2-729.1 provides that Healthdyne must appoint impartial inspectors for the election. Those inspectors shall:

         (1) Ascertain the number of shares outstanding and the voting power of each;
         (2) Determine the shares represented at a meeting;
         (3) Determine the validity of proxies and ballots;
         (4) Count all votes; and
         (5) Determine the result.

O.C.G.A. Section  14-2-729.1(b).

                 Healthdyne will comply with the requirements of Section 14-2-729.1. But for Invacare's appeal, Section 14-2-729.1 would not be relevant to the Bylaw Proposal because the illegal Bylaw Proposal would not be presented at the meeting. Because of the appeal, however, the Bylaw Proposal will be presented on a conditional basis. The impartial inspectors of the election will retain the proxy cards so that, in the unlikely event that the Eleventh Circuit finds that Invacare's mandatory Bylaw Proposal is a legal subject for shareholder consider-ation, the inspectors can count the votes pursuant to Section 14-2-729.1.

                 Healthdyne's decision to set this reasonable condition on the tabulation of the votes on the illegal Bylaw Proposal is endorsed by the federal proxy rules. Rule 14a-4(e) provides: "The proxy statement shall provide, subject to reasonable specified conditions, that the shares represented by the proxy will be voted." 17 C.F.R. 240.14a-4(e)(emphasis added). Given that the July 3 Order holds that the Bylaw Proposal is invalid, it is clearly a reasonable condition to provide that the Bylaw Proposal will be voted on a contingent basis at the annual meeting and that the votes will not be tabulated unless and until the Court's order is reversed on appeal.

                 It is Invacare's request to have its Bylaw Proposal considered as an advisory proposal, even though the Bylaw Proposal is not intended, drafted or presented as an advisory proposal, that is unreasonable. Invacare's "either or" position on the fundamental nature of its Bylaw Proposal has no support in Georgia state law or the federal securities law.

                                   CONCLUSION

                 WHEREFORE, Invacare's motion for clarification or in the alternative for a limited stay should be denied.

                 Respectfully submitted this 18th day of July, 1997.


                                        TROUTMAN SANDERS LLP


                                        /s/ Winifred D. Simpson

                                        ----------------------------
                                        Winifred D. Simpson
                                        Georgia Bar No. 648275
                                        John M. Bowler
                                        Georgia Bar No. 071770


                                        NationsBank Plaza
                                        600 Peachtree Street, N.E.
                                        Suite 5200
                                        Atlanta, Georgia 30308-2216
                                        (404) 885-3000

Of Counsel
----------
Edward P. Welch
Andrew J. Turezyn
Paul J. Lockwood
SKADDEN, ARPS, SLATE,
MEAGHER & FLOM LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899
(302) 651-3000

Attorneys for Defendant
Healthdyne Technologies, Inc.

                      IN THE UNITED STATES DISTRICT COURT
                      FOR THE NORTHERN DISTRICT OF GEORGIA
                                ATLANTA DIVISION

INVACARE CORPORATION and                    :
I.H.H. CORP.,                               :
                                            :
                          Plaintiffs,       :
                                            :
                 vs.                        :        CIVIL ACTION NO.
                                            :        1:97-CV-0205-CC
HEALTHDYNE TECHNOLOGIES, INC.               :
CRAIG B. REYNOLDS,                          :
J. TERRY DEWBERRY,                          :
ALEXANDER H. LORCH,                         :
J. LELAND STRANGE,                          :
JAMES J. WELLMAN, and                       :
J. PAUL YOKUBINAS,                          :
                                            :
                          Defendants.       :


                             CERTIFICATE OF SERVICE

         I hereby certify that I have this day served a copy of the foregoing HEALTHDYNE'S MEMORANDUM OF LAW IN RESPONSE TO INVACARE'S MOTION FOR CLARIFICATION, OR IN THE ALTERNATIVE, FOR A LIMITED STAY upon the interested parties by the following means addressed as follows:

VIA HAND DELIVERY                          VIA FIRST CLASS U.S. MAIL

M. Robert Thornton                         J. Andrew Ward
Michael R. Smith                           SIMPSON THACHER & BARTLETT
David J. Onorato                           425 Lexington Avenue
KING & SPALDING                            New York, New York 10017
191 Peachtree Street, N.E.
Atlanta, Georgia  30303


         This 18th day of July, 1997.



                                        /s/ John M. Bowler
                                        ------------------------

                                        John M. Bowler

                                                                      EXHIBIT 67

                      IN THE UNITED STATES DISTRICT COURT
                      FOR THE NORTHERN DISTRICT OF GEORGIA
                                ATLANTA DIVISION



INVACARE CORPORATION and       :
I.H.H. CORP.,                  :
               Plaintiffs,     :
                               :
          v.                   :    CIVIL ACTION NO.
                               :    1:97-CV-0205-CC
HEALTHDYNE TECHNOLOGIES, INC.  :
CRAIG B. REYNOLDS,             :
J. TERRY DEWBERRY,             :
ALEXANDER H. LORCH,            :
J. LELAND STRANGE, :           :
JAMES J. WELLMAN, and          :
J. PAUL YOKUBINAS,             :

                               :
               Defendants.     :


                          AFFIDAVIT OF THOMAS BALL



STATE OF NEW YORK   )
                    ) ss.
COUNTY OF NEW YORK  )




     1. I am Executive Vice President of Morrow & Co., Inc. ("Morrow") and have been with that firm for over 15 years. Morrow provides shareholder identification, tender offer defense and proxy solicitation services to Healthdyne Technologies, Inc. ("Healthdyne").

     2. I understand that Invacare has recently taken the position that its proposed bylaw amendment regarding Healthdyne's shareholders rights plan (the "Bylaw Proposal") will either be legally binding, or it will be merely advisory, depending upon whether the

Eleventh Circuit reverses the District Court's order declaring the Bylaw Proposal illegal. Thus, if Healthdyne's shareholders vote on the Bylaw Proposal as it presently appears on both parties' proxy cards, there is no way of knowing whether the shareholders intended to vote for a mandatory bylaw or merely an advisory resolution. In my opinion, Invacare's "either or" position will mislead and/or confuse Healthdyne's shareholders.

     3. For example, institutional shareholders, who own a majority of Healthdyne's shares, often have different voting policies for advisory proposals as opposed to mandatory proposals. Many of these institutional shareholders may favor a non-binding resolution, which would allow them an opportunity to express their point of view but does not infringe on the management authority of the board of directors; but may oppose a mandatory proposal, which would order the board of directors to take specific action. I believe it would be unfair for Invacare to solicit the vote of such institutional shareholders by claiming that the Bylaw Proposal is advisory and then be able to use such votes to claim that it was successful with its mandatory proposal in the unlikely event that Invacare prevails on its appeal.

     4. Furthermore, unsophisticated shareholders may be confused by Invacare's recent change in position on the purpose and effect of the Bylaw Proposal. The terms of the Bylaw Proposal are explicitly mandatory, but Invacare now represents in its proxy materials that the Bylaw Proposal is merely advisory unless Invacare wins its appeal. This contradiction is likely to confuse some of Healthdyne's shareholders.

     5. In my fifteen years of experience as a proxy solicitor, I do not recall a proposal that purported to be advisory, but in the alternative mandatory. In my opinion, the shareholders can only cast a fully informed vote when a shareholder proposal is categorically advisory or categorically mandatory.

                                                  /s/ Thomas Ball
                                                  -----------------

                                                  Thomas Ball





Sworn to and subscribed
before me this _____ day
of July, 1997.


-----------------------
     Notary Public

                      IN THE UNITED STATES DISTRICT COURT
                      FOR THE NORTHERN DISTRICT OF GEORGIA
                                ATLANTA DIVISION


INVACARE CORPORATION and       :
I.H.H. CORP.,                  :
                               :
               Plaintiffs,     :
                               :
          vs.                  :    CIVIL ACTION NO.
                               :    1:97-CV-0205-CC
HEALTHDYNE TECHNOLOGIES, INC.  :
CRAIG B. REYNOLDS,             :
J. TERRY DEWBERRY,             :
ALEXANDER H. LORCH,            :
J. LELAND STRANGE,             :
JAMES J. WELLMAN, and          :
J. PAUL YOKUBINAS,             :

               Defendants.     :

                             CERTIFICATE OF SERVICE

     I hereby certify that I have this day served a copy of the foregoing AFFIDAVIT OF THOMAS BALL upon the interested parties by the following means addressed as follows:

VIA HAND DELIVERY                      VIA FIRST CLASS U.S. MAIL

M. Robert Thornton                     J. Andrew Ward
Michael R. Smith                       SIMPSON THACHER & BARTLETT
David J. Onorato                       425 Lexington Avenue
KING & SPALDING                        New York, New York 10017
191 Peachtree Street, N.E.
Atlanta, Georgia  30303

           This 18th day of July, 1997.


                                   /s/ John M. Bowler
                                   ---------------------------

                                   John M. Bowler

                                                                      EXHIBIT 68

HEALTHDYNE TECHNOLOGIES ANNOUNCES                              M. WAYNE BOYLSTON
FAVORABLE ISS RECOMMENDATION                                   JULY 22, 1997
                                                               (770) 499-1212

FOR IMMEDIATE RELEASE

        Marietta, Georgia, July 22, 1997 ---- Healthdyne Technologies, Inc. (Nasdaq:HDTC) announced today that Institutional Shareholder Services (ISS) has recommended that its clients vote for Healthdyne's slate of directors at the Company's annual meeting set for Wednesday, July 30, 1997. Institutional Shareholder Services, based in Bethesda, Maryland, is recognized as the leading independent institutional adviser on proxy contests, corporate governance and related issues.

        The ISS recommendation, which is being sent to its clients, said:
"Given the premium of the current trading price of Healthdyne shares to the Invacare offer and the improving performance of the company, it appears that Healthdyne's board is functioning properly in accordance with its fiduciary duty to shareholders. Additionally, the disruption caused by the election of a majority of dissident nominees could prove detrimental to shareholder interests. While ISS is concerned with management's use of antitakeover devices, it appears that the measures were taken to ensure that shareholders receive more value than is currently provided by the Invacare offer. We therefore recommend that shareholders support management's slate of nominees."

        ISS also recommended that Healthdyne shareholders vote against Invacare's proposal to permit 10% of the shareholders to call a special meeting. ISS did, however, recommend that shareholders vote for Invacare's other proposals.

        ISS further recognized the significant problems with Invacare's proposal to conduct a two-week auction of the Company. ISS stated, "The 'immediate auction mandate' may be somewhat short-sighted, as other alternatives may prove more valuable to shareholder interests."

        "We are very pleased with the ISS report," said Parker H. Petit, Chairman of the Board. "This highly regarded independent expert has endorsed the actions taken by the Company's Board and management. ISS does share our strongly held view that the election of Invacare's nominees could be disruptive to the Company and detrimental to shareholders."

        Healthdyne Technologies designs, manufactures and markets technologically advanced medical devices for use in the home, as well as other specialized clinical settings. The Company's products include diagnostic and therapeutic devices for the evaluation and treatment of sleep disorders, non-invasive ventilators, oxygen concentrators and medication nebulizers for the treatment of respiratory disorders, monitors for infants at risk for SIDS, and products for asthma management.